UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MyoKardia, Inc.

(Name of Subject Company)

MyoKardia, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $ 0.0001 PER SHARE

(Title of Class of Securities)

62857M105

(CUSIP Number of Class of Securities)

Denelle J. Waynick

Chief Legal Officer

MyoKardia, Inc.

1000 Sierra Point Parkway

Suite 1300

Brisbane, California 94005

(650) 741-0900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Stuart M. Cable

Lisa R. Haddad

Mitchell S. Bloom

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by MyoKardia, Inc., a Delaware corporation (the “Company,” “MyoKardia,” “we” or “us”), with the Securities and Exchange Commission (the “SEC”) on October 19, 2020.

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Gotham Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent” or “Bristol Myers Squibb”), to acquire all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Company Common Stock”), at a price per share equal to $225.00, net to the seller of such shares of Company Common Stock in cash, without interest, subject to any withholding of taxes required by applicable law. The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Parent and Merger Sub with the SEC on October 19, 2020, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 19, 2020, and in the related Letter of Transmittal.

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 1 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9 and page number references herein refer to the Schedule 14D-9.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 under the heading “Arrangements with the Company’s Executive Officers and Directors – Effect of the Offer and the Merger on Outstanding Shares of Company Common Stock” is hereby amended and supplemented by replacing the last sentence of the third paragraph on page 6 in its entirety with the following:

“Mary B. Cranston owns 2,300 shares of Company Common Stock with a cash value of $517,500.”

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following heading and paragraph on page 58 of the Schedule 14D-9, after the paragraph entitled “Annual and Quarterly Reports”:

“Legal Proceedings Related to the Offer and the Merger.

On October 19, 2020, a purported stockholder of the Company filed a complaint in the United States District Court for the Northern District of California, entitled Wang v. MyoKardia, Inc. et al., 3:20-cv-07342, against the Company and each of its directors. On October 26, 2020, a purported stockholder of the Company filed a substantially similar complaint in the United States District Court for the District of Delaware, entitled Adams v. MyoKardia, Inc. et al., 1:20-cv-01445-UNA, against the Company, each of its directors, Bristol Myers Squibb, and Merger Sub. On October 27, 2020, a purported stockholder of the Company filed a substantially similar complaint in the United States District Court for the Eastern District of New York, entitled Gray v. MyoKardia, Inc. et al., 1:20-cv-05176, against the Company and each of its directors. Each complaint alleges that the defendants violated federal securities laws by misrepresenting and/or omitting material information in the Schedule 14D-9. The complaints seek, among other things, (i) injunctive relief preventing the consummation of the transactions contemplated by the Merger Agreement, (ii) rescissory damages or rescission in the event that the transactions contemplated by the Merger Agreement have already been consummated, (iii) damages and (iv) plaintiff’s attorneys’ and experts’ fees and expenses. The Company believes that the claims asserted in the complaints are without merit. Additional lawsuits may be filed against the Company, the Company Board, Parent and/or Merger Sub in connection with the Transactions, the Schedule TO and the Schedule 14D-9.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

(a)(1)(J)	MyoKardia, Inc. Employee Presentation provided to employees of MyoKardia, Inc. on October 28, 2020.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 28, 2020

MYOKARDIA, INC.

By:	/s/ T. Anastasios Gianakakos
Name:	T. Anastasios Gianakakos
Title:	President and Chief Executive Officer

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